                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---


           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                           Yes   ____                No   X
                                                         ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

ANNOUNCEMENT OF WRITE-OFF OF LOSSES RELATED TO INVESTMENTS IN OVERSEAS AFFILIATED COMPANIES

     On October 2, 2002, the registrant issued a press release announcing the write-off of losses related to investments in overseas affiliated companies held by NTT DoCoMo, Inc., a majority-owned subsidiary of the registrant. Attached is a copy of the press release.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NIPPON TELEGRAPH AND TELEPHONE
                                   CORPORATION

                                   By  /s/   ARATA HAYASHI
                                   --------------------------------------------
                                   Name:  Arata Hayashi
                                   Title: General Manager
                                          Department IV

Date:  October 2, 2002

                                                                 October 2, 2002

                                      Nippon Telegraph and Telephone Corporation


                  Write-Off of Losses Related to Investments in

                          Overseas Affiliated Companies

Nippon Telegraph and Telephone Corporation (NTT) and its subsidiary, NTT DoCoMo, Inc. (NTT DoCoMo), have made the following decision concerning the write-off of losses related to investments in overseas affiliated companies in meetings of their Board of Directors held on October 2, 2002.

Outline of Write-Off

NTT and NTT DoCoMo will write off losses incurred by significant declines in the market price or inferred price of shares of overseas affiliated companies held by NTT DoCoMo. The write-off is scheduled to be undertaken at the interim settlement of the business year ending March 2003 (i.e., September 30, 2002).

1. Write-Off Amount

The total amount to be written off at the interim settlement of the business year ending March 2003 (i.e., September 30, 2002) (non-consolidated settlement of NTT DoCoMo) is 573 billion yen.

2. Impact on Consolidated Settlement and Forecasts

Responding to the March 2002 revision of the rules of consolidated financial statements (interim period), NTT and NTT DoCoMo have decided to prepare and to disclose their consolidated financial statements on the basis of U.S. GAAP beginning in the current interim period. Therefore, the above-mentioned write-off of losses will also be undertaken according to U.S. GAAP. The impact of this action on the interim consolidated settlements of NTT and NTT DoCoMo is currently being computed. Since the impact on the interim consolidated settlements of NTT is likely to go beyond the standard numerical value prescribed in Item 19, Paragraph 2, Article 19 of the Cabinet Office Ordinance on Corporate Disclosure, NTT will today submit an interim report to the director general of the Kanto Local Finance Bureau, in accordance with Paragraph 4,
Article 24-5 of the Securities and Exchange Law.

Consolidated business forecasts for the business term ending March 2003 are also scheduled to be prepared on the basis of U.S. GAAP. The impact of this change in accounting principles, as well as the impact of the above-mentioned write-off, is currently being computed and will be disclosed when completed.

For inquiries, please contact:
Accounting Office
Department IV
Nippon Telegraph and Telephone Corporation
Tel: 03-5205-5421
E-mail: investors@hco.ntt.co.jp

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